

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Abraham Dominguez Cinta, CEO
Go Ez Corporation
6782 Collins Avenue
Miami Beach, FL 33141

> **Re:** **Go Ez Corporation**
> **Registration Statement on Form S-1**
> **Filed February 12, 2015**
> **File No. 333-202047**

Dear Mr. Cinta:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For instance, we note the following deficiencies:

1. You incorporate information by reference into your registration statement but do not appear to satisfy the requirements set forth in General Instruction VII to the Form S-1. For example, General Instruction VII.D.1(b) prohibits a registrant that was a shell company in the past three years from incorporating information by reference and you appear to have been a shell company prior to your acquisition of Federal Technology Agency, Inc. Also, you have not yet filed an annual report for your most recently completed fiscal year, as required by General Instruction VII.C. Accordingly, please amend the registration statement to include all disclosure required by Form S-1.

2. Your registration statement fails to include audited financial statements and related disclosures for the fiscal year ended December 31, 2014. Refer to Rule 8-08 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies. You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 if you have any questions or, in his absence, me at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Lorin A. Rosen, Esq.
        LAR Law Group P.C.